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                               September 8, 2022

       Qiong Jin
       Chief Executive Officer
       Golden Heaven Group Holdings Ltd.
       No. 8 Banhouhaichuan Rd
       Xiqin Town, Yanping District
       Nanping City, Fujian Province, China 353001

                                                        Re: Golden Heaven Group
Holdings Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted August
19, 2022
                                                            CIK No. 0001928340

       Dear Ms. Jin:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note that certain China-based issuer disclosure has been placed on page three of the prospectus cover page.
Please revise the prospectus cover page so that all China-based issuer disclosure is
prominently disclosed before the table on page two of the prospectus cover page and all
underwriter related disclosure.
   2. We note your response to comment 4. Please expand your disclosure to provide cross-
                                                        references to your
discussion in the prospectus summary and summary of risk factors where you discuss the
risk that, to the extent cash or assets in the business is in the PRC or
 Qiong Jin
FirstName LastNameQiong  Jin Ltd.
Golden Heaven  Group Holdings
Comapany 8,
September NameGolden
             2022      Heaven Group Holdings Ltd.
September
Page 2    8, 2022 Page 2
FirstName LastName
         a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.
3. We note your response to comment 5. Please expand your disclosure to provide a cross-
         references to your discussion in the prospectus summary and summary of risk factors where you discuss the limitations on your ability to transfer cash between you and your subsidiaries or investors.
Prospectus Summary
Cash Transfers and Dividend Distributions, page 8

4. We note your response to comment 9 and reissue in part. Please quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 54

5. We note your response to comment 15 and reissue the comment in part. Please present the metrics management uses as key performance indicators in this section or add a reference to where you present your key performance indicators and add information which may be necessary to provide adequate context for an investor to understand the metrics presented. Refer to SEC Release No. 33-10751 for guidance on disclosures to provide.
Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

6. You corrected errors in your consolidated statements of operations and comprehensive income (loss) in response to comment 25 and other errors in your consolidated statements of cash flows. Please make arrangements with your auditor for them to revise their audit report to reference the error corrections and the specific footnote that discusses them.
         Refer to paragraphs .09 and .16 of PCAOB AS 2820. Also, revise your financial statements to label them as restated and provide the disclosures required by ASC 250-10-
         50-7, including disclosing in sufficient detail the nature of each error and quantifying for each period presented the effects of the error corrections on your revenue, gross profit, selling expenses and cash flows related to operating activities, investing activities and financing activities.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

7. We note your response to comment 24 and reissue the comment in part. Please clarify whether your customers can request a refund of value stored in prepaid cards.
 Qiong Jin
Golden Heaven Group Holdings Ltd.
September 8, 2022
Page 3
10. Related Party Transaction, page F-14

8. On page 109, you disclose a transaction with Nanping Jinsheng, which used to own the six operating companies. We also note corrections made to the statements of cash flows for loans from related parties. Please revise to explain the facts and circumstances regarding the initial amounts of the loan and circumstances that resulted in increases and decreases in the loan amounts, especially during the years ended September 30, 2021 and 2020.
13. Segment Reporting, page F-16

9. We note your response to comment 28 and reissue the comment in part. There are no costs or assets allocated to two of your three segments. Please tell us whether you have only one segment with three product or service lines. If so, please revise your disclosures accordingly. Refer to ASC 280-10-50-40.
General

10. When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the
      Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the
      People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland
      China and Hong Kong.
        You may contact Nasreen Mohammed at 202-551-3773 or Rufus Decker at 202-551-
3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,
FirstName LastNameQiong Jin
                                                           Division of
Corporation Finance
Comapany NameGolden Heaven Group Holdings Ltd.
                                                           Office of Trade &
Services
September 8, 2022 Page 3
cc:       Ying Li
FirstName LastName